Mail Stop 3561

January 29, 2008

Scott Edmonds, President
Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, Florida 33966

> **Re: Chico's FAS, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **February 3, 2007 filed April 2, 2007**
> **Schedule 14A filed May 7, 2007**
> **File No.: 0-21258**

Dear Mr. Edmonds:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Annual Cash Incentive Bonuses, page 30

1. You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their incentive bonus. We note that the bonuses are based upon "multiple performance targets," which may include targeted sales growth, targeted growth in gross margin, and targeted growth in earnings per share. However, it is necessary to provide a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their incentive bonuses. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate

to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Note 1. Business Organization and Significant Accounting Policies, page 56

Segment Information, page 56

2. We note that you have aggregated your brands into one reportable segment due to the similarities of the economic and operating characteristics of the operations represented by your brands. We further note in your discussion and analysis of gross profit in the first paragraph of page 40 that your gross profit percentage was impacted due to the mix effect resulting from the sales of WH|BM and Soma, which operate with lower gross margins than the Chico's brand, becoming a larger portion of your overall net sales. It is not clear to us how you determined that these operations have similar economic characteristics. Please explain to us how you met the criteria of paragraph 17 of SFAS 131 to aggregate your operating segments. Explain to us why the sales from WH|BM are becoming a larger portion of your overall net sales. Address any apparent differences in economic characteristics and trends between each segment being aggregated. Provide us with key metrics, including gross margins, used in your quantitative analysis for each fiscal year and the subsequent interim period since your acquisition of WH|BM. Ensure that you also show the dollar and percentage change from period to period in your analysis.   Refer to paragraphs 17 and 18 of SFAS 131, EITF 04-10, and Question 8 of the FASB Staff Implementation Guide for SFAS 131 for additional guidance.

Closing Comments

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Susann Reilly at 202-551-3236 if you have any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services